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                                                                 Exhibit (a)(7)


                               REGISTER.COM, INC.

                        ADDENDUM FOR EMPLOYEES IN CANADA

SECURITIES LAW COMPLIANCE

   The New Options will be subject to compliance by the Company with all applicable requirements of law relating thereto. The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful grant and issuance of the New Options shall relieve the Company of any liability with respect to the non-issuance of the New Options as to which such approval shall not have been obtained. The Company, however, shall use its best efforts to obtain all such approvals.

MATERIAL TAX CONSEQUENCES

   The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Canada. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

   Option Exchange. In general, the grant of options does not result in taxable income under the Income Tax Act (Canada). However, it is not clear whether the receipt of the New Option and the cancellation of any option in exchange therefor pursuant to the terms of the Offer will be a taxable event. Accordingly, it is possible that you will be required to include the value of the New Option in your income and you may not be able to add this income to your cost basis in the New Option. This is particularly the case if the price of the Common Stock drops between the date of the Offer and the date the New Option is granted. Additionally, it is possible that the favorable 50% tax deduction and deferral provisions applicable to option exercises described below may not be available for the New Option.

   Grant of New Option. You will not be subject to tax at the time you receive the New Option.

   Exercise of New Option. When you exercise the New Option, you will recognize taxable income (taxed at your marginal tax rates) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price paid for such shares. You will be entitled to deduct 50% of such income provided the exercise price of the New Option is not less than the fair market value of our Common Stock at the time of grant and the Common Stock is a prescribed share (under the Canadian Income Tax Regulations) and the option exchange is not taxable. Subject to certain conditions (including a C$100,000 annual vesting limit) you may be able to defer taxation of the taxable portion of the income upon exercise in general until the earliest of the time that you (i) sell the shares purchased upon exercise, (ii) die or (iii) become a non-resident of Canada. You will be subject to all income and employment tax withholding and reporting requirements applicable at the time of exercise.

   Sale of Shares. You will recognize taxable income when you subsequently sell the shares. The taxable amount will in general be one-half of the difference between the sale price and the adjusted cost basis of the shares. In addition, any amount on which taxation was deferred at exercise, if applicable, will become taxable at the time the shares are sold. Income tax will be assessed on the taxable income at your marginal income tax rate. You should note that specific ordering rules apply when you dispose of your shares.